SEDI	Page 1 of 2

[Back] 2010-07-15, 14:38:38, EDT

File insider report - Completed

The transaction has been reported.

Reported transactions for this session.

Insider: Clarkson.R	Issuer: TransGlobe Energy	Security: Common Shares

Transaction Number	1672628

Security designation	Common Shares

Opening balance of securities held	2168340

Date of transaction	2010-07-13

Nature of transaction	10 - Acquisition or disposition in the public market

Number or value of securities disposed of	100000

Unit price or exercise price	7.7700	Currency	Canadian Dollar

Closing balance of securities held	2068340	Insider's calculated balance

Filing date/time	2010-07-15 14:22:52

General remarks (if necessary to
describe the transaction)
Private remarks to securities
regulatory authorities

Insider: Clarkson.R	Issuer: TransGlobe Energy	Security: Common Shares

Transaction Number	1672643

Security designation	Common Shares

Opening balance of securities held	2068340

Date of transaction	2010-07-15

Nature of transaction	51 - Exercise of options

Number or value of securities acquired	66000

Unit price or exercise price	6.0300	Currency	Canadian Dollar

SEDI	Page 2 of 2

Closing balance of securities held	2134340	Insider's calculated balance

Filing date/time	2010-07-15 14:38:32

General remarks (if necessary to
describe the transaction)
Private remarks to securities
regulatory authorities

Insider: Clarkson.R	Issuer:	TransGlobe Energy	Security:	Options Common

Transaction Number		1672631

Security designation		Options (Common Shares)

Opening balance of securities or contracts held		833800

Date of transaction		2010-07-15

Nature of transaction		51 - Exercise of options

Number or value of securities or contracts acquired

Equivalent number or value of underlying securities acquired

Number or value of securities or contracts disposed of		66000

Equivalent number or value of underlying securities disposed of		66000

Unit price or exercise price		6.0300	Currency	Canadian Dollar

Conversion or Exercise price		6.0300	Currency	Canadian Dollar

Date of expiry or maturity

Closing balance of securities or contracts held		767800	Insider's calculated balance

Filing date/time		2010-07-15

General remarks (if necessary to
describe the transaction)
Private remarks to securities
regulatory authorities